UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  October, 2004

Commission File Number  001-31586

                          Minefinders Corporation Ltd.
                          ----------------------------
                 (Translation of registrant's name into English)

      Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada
        -----------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

                                  Form 51-102F3
                             Material Change Report

Item 1.  Name and Address of Company

                  Minefinders Corporation Ltd. (the "Company")
                  2288 - 1177 West Hastings Street
                  Vancouver, BC  V6E 2K3

Item 2.  Date of Material Change

                  October 6, 2004

Item 3.  News Release

                  The News Release dated October 6, 2004 was disseminated via CCN Matthews and forwarded to the Toronto Stock Exchange.

                  A copy of the News Release is attached as Schedule "A".

Item 4.  Summary of Material Change

                  Mark H. Bailey, President and CEO of the Company reported that recent drilling has identified additional high-grade gold resources that are likely to be produced from underground operations at its Dolores Project in Mexico. In addition, with this drilling, over 98% of in-pit gold and silver resources at Dolores has now been classified as "measured and indicated" for the purposes of the final open-pit feasibility study.

Item 5.  Full Description of Material Change

                  For a full description of the material change, see Schedule
                  "A".

Item 6.  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

                  Not Applicable.

Item 7.  Omitted Information

                  Not Applicable.

Item 8.  Executive Officer

                  Mark H. Bailey
                  President, CEO and Director
                  604.687.6263

Item 9.  Date of Report

                  Dated at Vancouver, BC, this 6th day of October, 2004.

                                  SCHEDULE "A"


MINEFINDERS
CORPORATION LTD.                               Suite 2288-1177 West Hastings St.
                                                         Vancouver, B.C. V6E 2K3

                                                             Tel. (604) 687-6263
Listed on the TSX symbol: MFL                                 Fax (604) 687-6267
Traded on the AMEX symbol: MFN                      website: www.minefinders.com
--------------------------------------------------------------------------------

                            N E W S   R E L E A S E

                New Drilling Adds to Dolores Underground Resource

October 6, 2004 - VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the "Company") (TSX: MFL / AMEX: MFN), Mark H. Bailey, President and CEO, reports that recent drilling has identified additional high-grade gold resources that are likely to be produced from underground operations at its Dolores Project in Mexico. In addition, with this drilling, over 98% of in-pit gold and silver resources at Dolores has now been classified as "measured and indicated" for the purposes of the final open-pit feasibility study.

The Dolores feasibility study is based on large-scale, open-pit mining using standard heap-leach and flotation/mill recovery processes. Production is expected to be 15,000 to 18,000 tonnes of ore per day, over a mine life of 12 to 15 years. It is expected that ores from underground mining will supplement the open-pit production schedule and enhance the overall project economics by increasing mine life and/or annual production. However, in order to expedite existing project development work, the open-pit feasibility study currently being completed will not be re-worked at this time to reflect the economic impact of underground operations.

The most recent measured and indicated Dolores resource is 2.75 million ounces of gold and 128 million ounces of silver, with an additional inferred resource of .65 million ounces of gold and 28 million ounces of silver. Measured and indicated material comprises 97.3 million tonnes at an average gold-equivalent grade* of 1.54 grams per tonne with an additional 30 million tonnes designated as inferred. This estimate was based upon parameters approved in previous audited resource estimates (e.g. Company News Release dated August 21, 2002) and the current estimated resource, block model, and database have been submitted to Roscoe Postle Associates of Toronto, Ontario for final review, audit, and approval, prior to their incorporation into the final feasibility study.

Feasibility work, based on prices of $350/oz. for gold and $5.50/oz. for silver, indicates that approximately 80% of the measured and indicated ("M&I") gold and silver resource can be produced from the planned open pit (70-80 million tonnes). The new drilling expands in-pit measured and indicated resource by 5-8%, while reducing the percentage of in-pit inferred resource to about 2% of the M&I ounces. The Company's analysis indicates that the pit will extend over 2 kilometers in length, and have a maximum width of 750 meters, at an overall waste to ore strip ratio of less than 3.5 to 1. The western highwall is up to 400 meters high, with the eastern highwall up to 325 meters. Additional zones of near-surface mineralization are expected to be mined from separate smaller pits. The final optimized pit geometry and parameters will be presented upon completion of the final feasibility study.

* gold-equivalent grades are based on a 60:1 gold:silver ratio using prices of $6.65/oz for silver and $400/oz gold price

Drilling completed to date at Dolores (including more than 100,000 meters of core drilling and 35,000 meters of reverse-circulation drilling) has identified additional zones of high-grade mineralization that fall beyond the projected pit boundaries, and that are believed to be minable from underground. Selected mineralized intercepts from both north and south of the main dome that occur beyond the limits of the projected pit are shown on the accompanying table:

-------------- --------- --------- --------- ---------------- ------------------ ------------------ --------------------
 Drill hole    Section   From      To             Width             Gold              Silver          Gold-Eq. Grade*
                         meters    meters      meters feet        g/t oz/t           g/t oz/t            g/t oz/t

   North Intercepts:
    D-323        1775      272       276       4      13.0     8.55     0.249     259.2     7.56     12.87      0.375
    D-02         1775     192.6     194.6      2       6.6     6.24     0.182      254      7.41     10.67      0.311
    D-38         1975      278       282       2       6.6     7.27     0.212      177      5.16     10.22      0.298
    D-107        2000     279.9     283.9      4      13.1     19.39    0.566    1,026.9    29.95    36.51      1.066
    D-298        2025      368       374       6      19.4     14.27    0.416     924.1     26.95    29.66      0.865
    R-139        2125     204.2     205.7     1.5      5.0     5.47     0.160      467      13.62    13.25      0.387
    D-85         2225     279.7      282      2.3      7.6     15.67    0.457      278      8.11     20.30      0.592
    D-200        2225     403.5     411.5      8      26.2     25.35    0.739    1,589.6    46.4     51.84      1.512
   South Intercepts:
    D-106        2375     296.4     298.4      2       6.6     5.50     0.160     377.1     11.00    11.79      0.344
    D-324        2400      466       468       2       6.6     36.92    1.077      19.8     0.58     37.25      1.086
    D-274        2400      408       410       2       6.6     11.30    0.330     194.3     5.67     14.57      0.425
    D-313        2425      428       430       2       6.6     6.37     0.186      300      8.75     11.37      0.332
    D-212        2625      476       480       4      13.1     24.86    0.725     323.1     9.42     30.25      0.882
    D-193        2625      480       487       7      23.0     21.13    0.616      227      6.62     24.91      0.727
    D-260        2750      394      400.7     6.7     22.0     10.97    0.320     135.7     3.96     13.23      0.386
    D-269        2750      434       436       2       6.6     9.92     0.289      3.0      0.09      9.97      0.291
    D-287        2825      338       340       2       6.6     13.56    0.396      10.6     0.31     13.74      0.401
    D-293        2950      165       167       2       6.6     8.36     0.244     214.5     6.26     11.93      0.348
    D-66         3050      92.5      94.8     2.3      7.6     4.72     0.138     394.5     11.51    11.30      0.329
    D-73         3050     134.1     137.2     3.1     10.0     1.788    0.052     864.0     25.20    16.19      0.472
    R-03         3275     216.4     222.5     6.1     20.0     12.55    0.366      35.5     1.04     13.14      0.383

-------------- --------- --------- --------- ------- -------- -------- --------- --------- -------- --------- ----------

* gold-equivalent grades are based on a 60:1 gold:silver ratio using prices of $6.65/oz for silver and $400/oz gold

These intercepts occur along discrete structural zones that acted as feeders to the mineralization defined in the resource block model in the open pit feasibility study. Some of these high-grade zones can be traced from surface to the maximum depth of drilling to date on the property. The lateral and vertical continuity and overall geometry of these zones must be defined by further core drilling before they can be designated as underground reserves for future production. High-grade underground ores could be accessed either from a ramp within the planned open pit or from the surface outside of the pit area. In addition, low-cost underground bulk-mining may allow substantial associated lower-grade material to be included and processed. The open-pit mining infrastructure and processing plants should greatly reduce any capital expenditure and development costs required for mining of this additional material.

All analyses reported are fire assay analyses for gold and multi-acid digestion with AA analyses or fire assay analyses for silver, and completed by either Chemex Labs of Vancouver, Canada, or Inspectorate Labs of Sparks, Nevada. Samples from these intervals were all representatively split prior to analysis and transported by the labs to sample preparatory facilities in Hermosillo, Mexico (Chemex) or Durango, Mexico (Inspectorate).

Mark H. Bailey, MSc., P.Geo., a Qualified Person as defined by National Instrument 43-101, has overall responsibility for the Company's mineral exploration programs and supervised the preparation of the technical information in this news release.

MINEFINDERS CORPORATION LTD.
Mark H. Bailey
President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

--------------------------------------------------------------------------------

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of the Company's mineral resources, the economic implications thereof, and the timing and nature of the further exploration and development of, and mining operations at, the Dolores Project, are subject to various risks and uncertainties concerning the specific factors identified above and in the company's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                    MINEFINDERS CORPORATION LTD.
                                                   (Registrant)


Date   October 6, 2004

                                            By:
                                                   /s/  Paul C. MacNeill
                                                   -----------------------------
                                                   Paul C. MacNeill
                                                   Director